May 20, 2009

Securities and Exchange Commission

Mailstop 3010

Washington, D.C. 20549

Attention:	Cicely LaMothe, Accounting Branch Chief
Yolanda Crittendon, Staff Accountant
Philip Rothenberg, Staff Attorney
Sonia Barros, Special Chief Counsel

Re:	The Charles Schwab Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 25, 2009
Definite Proxy Statement on Schedule 14A
Filed on March 30, 2009
File No. 001-09700

Ladies and Gentlemen:

We have set forth below the responses of The Charles Schwab Corporation (the Company) to the Comments detailed in the letter from Ms. Cicely LaMothe to Mr. Walter W. Bettinger II dated May 6, 2009 with respect to the above referenced periodic reports and documents incorporated therein. The staff’s comments are noted in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Legal Proceedings, page 11

Comment 1: We note your disclosure regarding the YieldPlus Fund Litigation and the Total Bond Market Fund Litigation. Please provide additional disclosure regarding the factual basis alleged to underlie each of these legal proceedings. Please see Item 103 of Regulation S-K. Please provide this disclosure in future filings and tell us how you plan to comply.

Response: The Company considers the YieldPlus Fund Litigation and Total Bond Market Fund Litigation to be ordinary, routine litigation incidental to its business. Plaintiffs’ complaints do not specify damages, and although predicting litigation outcomes is inherently difficult, it is the Company’s current belief that the amounts involved do not exceed the threshold referenced in Instruction 2 to Item 103 of Regulation S-K. Consequently, Item 3 on page 11 of our Form 10-K filing does not list any litigation proceedings; however, for information purposes, we included a cross-reference to the discussion of legal contingencies in Note 13 - Commitments and Contingent Liabilities in the Notes to the Consolidated Financial Statements.

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May 20, 2009

Please also note the following discussion of legal contingencies in Note 5 - Commitments and Contingent Liabilities in our most recent Form 10-Q filing, which includes further discussion (in italics) regarding plaintiffs’ allegations in the YieldPlus Fund Litigation and Total Bond Market Fund Litigation:

YieldPlus Fund Litigation: The Company is the subject of nine purported class action lawsuits filed between March and May 2008 on behalf of investors in the Schwab YieldPlus Fund® alleging violations of state law and federal securities law in connection with the fund’s investment policy, disclosures and fund marketing. Allegations include changes to the investment policy of the fund regarding limits on positions in mortgage-backed securities without obtaining a shareholder vote; inadequate disclosure of the risks associated with fund investments in mortgage-backed securities; inaccurate reporting of the fund’s weighted average duration; and failure to disclose redemptions of positions in YieldPlus by other Schwab investment funds. Defendants named in one or more of the lawsuits include the Company, Schwab, CSIM, the fund itself, Schwab Investments (registrant and issuer of the fund’s shares), Charles R. Schwab, Randall W. Merk (current president of the fund), and current and former trustees and officers of the fund and/or Schwab. Claimants seek unspecified compensatory and rescission damages, unspecified equitable and injunctive relief, and costs and attorneys fees. On July 3, 2008, the U.S. District Court for the Northern District of California consolidated all nine lawsuits into a single action for purposes of pre-trial proceedings and appointed a group of fund investors as lead plaintiff. On October 2, 2008, plaintiffs filed a consolidated amended complaint which seeks certification of two separate classes of plaintiffs for the federal and state law claims. On February 4, 2009, the court denied defendants’ motion to dismiss plaintiffs’ federal law and certain state law claims, dismissed certain state law claims without prejudice, and lifted a stay on discovery. On February 26, 2009, plaintiffs filed for permission to amend those state law claims previously dismissed, and defendants filed an opposition on March 12, 2009. At this time the Company is unable to estimate whether it will incur a liability or the range of any such liability in these lawsuits; any liability could exceed the limits of applicable insurance policies.

Total Bond Market Fund Litigation: On August 28, 2008, a class action lawsuit was filed in the U.S. District Court for the Northern District of California on behalf of investors in the Schwab Total Bond Market Fund™. The lawsuit, which alleges violations of state law and federal securities law in connection with the fund’s investment policy, names the fund, Schwab Investments (registrant and issuer of the fund’s shares), Schwab, and CSIM as defendants. Allegations include that the fund improperly deviated from its stated investment objectives by investing in collateralized mortgage obligations (CMOs) and investing more than 25% of fund assets in CMOs and mortgage-backed securities without obtaining a shareholder vote. Claimants seek unspecified compensatory and rescission damages, unspecified equitable and injunctive relief, and costs and attorneys fees. On February 19, 2009, the court denied defendants’ motion to dismiss plaintiffs’ federal securities law claim, and dismissed certain state law claims with leave to amend. On April 27, 2009, the court issued a stay of proceedings while defendants seek an appeal of the court’s February 19, 2009 decision refusing to dismiss plaintiffs’ federal securities law claim.

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May 20, 2009

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 12

Comment 2: Please provide the disclosure of your quarterly high and low sales prices required by Item 201 (a)(1)(ii) of Regulation S-K in a table under Item 5 of your Form 10-K. Please provide this disclosure in future filings and tell us how you plan to comply.

Response: The Company’s disclosure of its high and low sales prices required by Item 201(a)(1)(ii) of Regulation S-K is provided in Note 27 – Quarterly Financial Information (Unaudited) in the Notes to Consolidated Financial Statements on page 80 of our Form 10-K filing. Item 5 on page 12 of our Form 10-K filing included a cross-reference to Note 27 – Quarterly Financial Information (Unaudited) in the Notes to Consolidated Financial Statements for other information required to be furnished pursuant to Item 5. The Company believes it is more meaningful to disclose its high and low sales prices in relation to its quarterly financial information table. The Company will modify its future Form 10-K filings to specify that the quarterly high and low sales prices are included in the Quarterly Financial Information (Unaudited) Note.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page

Credit Risk, page 33

Comment 3: Refer to the last paragraph. We note that the company maintains credit underwriting standards that have limited the exposure to the types of loans that experienced high foreclosures and loss rates elsewhere in the industry during 2008. Please tell us the loan-to-value ratios, and collateral requirements for the major types of loans in your portfolio and whether there have been any significant changes during the periods presented.

Response: The Company’s major types of loans are all residential mortgages. The Company’s first mortgage portfolio underwriting requirements have been generally consistent with the underwriting requirements in the secondary market for loan portfolios, and in 2008 the Company tightened some of its guidelines, including reducing maximum loan-to-value (LTV) ratios, reducing cash out limits, and increasing minimum Fair Isaac & Company (FICO) credit scores. The LTV ratio requirements are dependent on the individual characteristics of a loan (for example, whether the property is a primary or secondary residence, whether the loan is for investment property, whether the loan is for an initial purchase of a home or refinance of an existing home, and whether the loan is conforming or jumbo). There have been no significant changes to the LTV ratio or FICO credit score guidelines related to the Company’s first mortgage portfolio. For the Company’s home equity lines of credit (HELOC) guidelines, the Company increased minimum FICO credit scores to 680 in January 2008 from 625 and decreased the maximum LTV ratio to 75% in October 2008 from 90%.

The Company tends to attract borrowers with strong credit characteristics, the majority of whom are existing clients of the Company’s bank and brokerage offerings and typically have significant levels of liquid assets. At December 31, 2008, the weighted average originated LTV ratios were 63% and 59% for first mortgage and HELOC

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portfolios, respectively, and the weighted average originated FICO scores were 758 and 767 for first mortgage and HELOC portfolios, respectively.

Comment 4: Refer to the table on page 34. We note that your table presents the credit ratings for U.S. agency and non-agency mortgage-backed securities by year of origination. Clarify to us whether any non-agency mortgage backed securities were originated in fiscal year 2008. If you have changed your business model to no longer originate these types of loans, tell us what consideration was given to disclosing that and the reasons for no longer pursuing that aspect of your business.

Response: The Company does not originate non-agency mortgage-backed securities. However, the Company has purchased non-agency mortgage-backed securities as part of its investment and balance sheet strategy. Due to market conditions in 2008, the Company did not purchase any non-agency mortgage-backed securities for which the underlying loans were originated in 2008.

Concentration Risk, page 35

Comment 5: We note that you have discussed concentrations within your loan portfolio as it relates to your adjustable rate mortgage loans. Tell us your consideration in discussing other significant concentrations within your loan portfolio, where there is an inherent elevated credit risk (e.g. HELOCs, etc).

Response: The Company has not experienced significant elevated credit risks associated with its loan portfolios, including its portfolio of HELOCs. As a result, the Company believes it has disclosed all significant concentrations related to its loan portfolios. The Company believes its aggregate loan portfolio metrics on actual loan delinquencies and nonaccrual loans, presented on page 34 of our Form 10-K filing, are significantly better than industry averages. The metrics specific to the HELOC portfolio are consistent with the aggregate loan portfolio metrics. Therefore, the Company determined there was no credit related concentration pertaining to its HELOC portfolio. However, the Company did discuss the geographic concentration related to its HELOC portfolio in the fourth paragraph under “Concentration Risk” on page 35 of our Form 10-K filing.

Note 2 – Summary of Significant Accounting Policies

Loans to banking clients, page 48

Comment 6: Reference is made to your last paragraph. We note that significant variables within your models to determine the allowance for credit losses include housing prices and interest rates that are based on historical pricings and volatility. Given the unprecedented changes in the housing market, please advise us and clarify in your disclosure how your models that are based on historical patterns address the current environment.

Response: The Company’s model used to estimate the allowance for credit losses encompasses historical fluctuations in home prices at the individual loan level from the date of loan origination to the date of the determination of the allowance each quarter and thereby includes current data. Changes in home prices are determined at the metropolitan statistical area using data obtained from the Office of Federal Housing Enterprise Oversight (OFHEO) home price index. Thus, the actual home price declines observed

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May 20, 2009

since the middle of 2006 through 2008 are included in the Company’s model and form the basis for the estimated current value of the underlying collateral as of December 31, 2008. The Company’s model uses the historical home price index as a basis in developing its forecasted home price index. Management makes further adjustments as needed to reflect the current market environment. In 2008, the Company reduced the forecasted home price index used in the model in the near term to reflect the current distressed real estate market.

The Company also monitors trends in loan performance measures including delinquencies, nonaccrual loans, charge-offs, and foreclosures, and compares these measures to industry trends. The Company’s loan performance measures have been significantly better than industry averages. The Company considers these performance measures when developing its overall methodology to estimate the allowance for credit losses.

The Company will clarify that its methodology to estimate the allowance for credit losses includes adjustment to interest rate and housing price assumptions by considering current trends in housing prices and interest rate levels in future Form 10-K filings.

Note 5 – Securities Available for Sale and Securities Held to Maturity, page 52

Comment 7: We note that despite Alt-A mortgage-backed securities experiencing deteriorating credit characteristics, increased delinquencies, and valuation pressure in 2008, the company determined that no other-than-temporary impairment existed at December 31, 2008. Explain to us how you determined that an other-than-temporary impairment charge should have not been recognized in relation to these mortgage-backed securities.

Response: At December 31, 2008, the Company had investments in securities available for sale with amortized cost and fair value of $15.4 billion and $14.4 billion, respectively. These investments included senior positions in non-agency mortgage-backed securities in which the underlying loans are considered Alt-A (defined as loans with reduced documentation at origination) with amortized cost and fair value of $798 million and $429 million, respectively. These Alt-A bonds are structured with credit enhancements that protect the senior position bond holder from specified amounts of losses that may be realized on the foreclosure of the underlying loans.

Certain Alt-A securities experienced deteriorating credit characteristics in 2008, including increased payment delinquencies and decreased prepayments due to the slowing of general economic activity and increased unemployment. Losses on foreclosures of underlying mortgages increased as a result of housing price declines. Management utilized cash flow models to estimate the expected future cash flow from these securities to assess the probability that the Company would experience a loss and determined that a loss to the senior position bond holder was not probable as of December 31, 2008. The basis for this determination is more fully described in the following paragraphs.

Assessment of Probable Losses of Contractual Principal or Interest Payments

The evaluation of whether it is probable that the Company will not collect all contractual principal and interest payments in accordance with the terms of the debt security is inherently judgmental. The Company used the following methodology to assess each

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May 20, 2009

Alt-A mortgage-backed security to determine whether it was probable that the Company will not collect all contractual principal and interest payments.

1.	Obtained and assessed the following credit characteristics of the securities and the underlying loans.

a)	Delinquency and default rates – Identification of the portion of the underlying loans that are delinquent (30 day, 60 day, or 90+ days), in bankruptcy, in foreclosure, or converted to real estate owned.

b)	Actual cumulative losses to date – Identification of the actual amount of loss incurred on the underlying loans in which the property was foreclosed and sold.

c)	Available credit support – Identification of the amount of credit support provided by the structure of the security available to absorb credit losses on the underlying loans.

d)	Credit ratings – Identification of the current credit ratings issued by either Standard & Poor’s, Fitch Ratings, or Moody’s.

e)	Current fair value of security – Identification of the current price and magnitude of the unrealized loss.

f)	Receipt of scheduled principal and interest – Whether the Company has received all scheduled principal and interest payments for each security.

As a result of reviewing and assessing these characteristics, the Company identified 6 individual securities that required more detailed analysis as described below. The primary factors that identified these 6 securities were the delinquency data and available credit support. The Company observed that these securities exhibited elevated levels of delinquencies and reductions in available credit support used to absorb cumulative losses on mortgage loans.

2.	For each of the 6 securities that exhibited deteriorating credit characteristics, bond-specific mortgage loan performance data was combined with historical and forecasted home values and interest rates to generate anticipated cash flows. An important variable to these cash flow models was the Company’s forecast of a home price appreciation (HPA) index over the security’s remaining maturity.

The Company considered all available information regarding trends in historical home price fluctuations as well as projected home price fluctuations. The Company utilized projected home price movements for various geographic locations and at a national level to develop a unique projected HPA index for each of the 6 securities based on the geographic concentrations of the underlying loans.

The projected HPA index was integral in estimating the expected default rates and the severity of loss in the event of default over the security’s remaining maturity. The Company also estimated future prepayment speeds (i.e., the rate at which the principal on underlying loans are paid down) taking into account historical prepayment rates and the current interest rate environment.

A base case monthly cash flow projection was computed for the remaining life of each security. The Company created additional sensitivity scenarios by adjusting the prepayment speed, default, and loss severity assumptions to assess the probable threshold that a credit loss would be incurred. Based on these cash flow projections, the Company determined that it was not probable that the Company would not collect

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all contractual principal and interest payments for these securities as of December 31, 2008.

Assessment of Intent and ability to hold securities

The Company has the intent and ability to hold these securities until anticipated recovery. The Company employs a buy and hold strategy relative to its mortgage-related securities. Further, the Company does not have tax planning or asset/liability strategies that require frequent sales of securities. The Company had a strong liquidity position at December 31, 2008, with cash and cash equivalents totaling $5.4 billion (10% of total assets), a loan-to-deposit ratio of 26%, adequate access to short-term borrowing facilities and regulatory capital ratios in excess of “well capitalized” levels. Therefore, the Company was not required to sell these securities to meet liquidity demands. For these reasons, at December 31, 2008, the Company had the intent and ability to hold these securities until anticipated recovery, which may be until the maturity date.

Note 13 – Commitments and Contingent Liabilities, page 58

Comment 8: Based on various press reports, we note that YieldPlus Fund has experienced significant losses during fiscal year 2008. Please provide us with more details regarding your interests and/or exposure to this fund, if any, and what consideration you gave to including a discussion of your exposure in your filing.

Response: The Company does not have a direct financial interest in or exposure to the YieldPlus Fund. The YieldPlus Fund is a mutual fund registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Company’s subsidiary, Charles Schwab Investment Management, Inc., is the investment manager of the YieldPlus Fund and the Company has no contractual obligations to provide financial support to this fund.

Note 14 – Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk, or Market Risk, page 60

Commitments to extend credit, page 68

Comment 9: We note that majority of Schwab Bank’s firm commitments are related to mortgage lending to banking clients. Firm commitments totaled $5.0 billion and $3.3 billion at December 31, 2008 and 2007, respectively. Please tell us how you considered your degree of risk exposure to these loan commitments and how such risk exposure is taken into account in your valuation of these instruments.

Response: The Company estimates credit losses inherent in firm commitments to extend credit, however such liability was not material at December 31, 2008 or 2007.

Firm commitments to extend credit included unutilized HELOC balances and other secured loans totaling $4.3 billion and $2.9 billion at December 31, 2008 and 2007, respectively. The Company does not consider the fair value of these unused commitments to be material because the interest rate earned on the underlying loans is based on the Prime rate and resets monthly, and any associated credit risk is not considered material. Future utilization of these loans will earn a then-current market interest rate.

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The remaining balance of firm commitments at December 31, 2008 and 2007 predominantly consisted of commitments to extend credit under first lien residential mortgage loans that the Company held for sale. The term of these loan commitments are short and generally don’t exceed 60 days. The Company records the fair value of these commitments on the balance sheet as an asset or liability. The Company considers changes in market interest rates (i.e., interest rate risk) when estimating the fair value of these commitments. At December 31, 2008 and 2007, the recorded values of these commitments were not material.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 10

Annual Cash Incentives, page 11

Comment 10: We note your disclosure regarding target levels for revenue growth and pre-tax profit margin as well as actual results for these two performance measures. Please explain how the formula-based matrix supported an award payout of 76.4% of target amounts. In other words, how did the stated targets and actual results achieved produce an award payout of 76.4%? Please also describe the individual performance goals used for each named executive officer, and explain why no adjustments were made for individual performance. Please provide this disclosure in future filings and tell us how you plan to comply.

Response: The formula-based matrix consists of two axes, each representing a separate performance criteria selected by the Compensation Committee: for 2008, one axis represented revenue growth and the other axis represented pre-tax profit margin. As described in the proxy statement, percentage award payouts under the matrix could range from 0% to 200% of the target award. We disclosed the target payout (at 100% of the target award), which would reflect revenue growth of 11.5% and pre-tax profit margin of 39.6%. The Company’s actual performance – revenue growth of 3.1% and pre-tax profit margin of 39.4% – was below these levels and on the matrix translated to a payout of 76.4% of target.

As disclosed in the proxy statement, all the financial performance goals under the Corporate Executive Bonus Plan were based on company-wide performance. There were no individual financial performance goals established under the Corporate Executive Bonus Plan for 2008. We noted in the proxy statement that the Compensation Committee has discretion to reduce payouts below the levels supported by the matrix (which it exercised to round down actual payouts to 76.0% of target). In 2008, the Compensation Committee did not exercise discretion to reduce payouts based on the Compensation Committee’s review of each executive’s job performance.

The Company plans to revise its disclosure to provide an explanation of individual performance criteria, if such criteria are used for any named executive officer under the annual cash incentive plan, in future Proxy Statement filings.

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May 20, 2009

Long-Term Incentives, page 12

Comment 11: We note your disclosure regarding performance-based restricted stock and the points at which the performance shares will vest. Please disclose how you calculate the term “pre-tax contribution margin” which you state is pre-tax adjusted income divided by revenue. Please refer to Instruction 5 to Item 402(b)(2) of Regulation S-K and provide disclosure as to how the number is calculated in relation to your audited financial statements.

Response: For each annual performance period running from October 1st to September 30th, pre-tax contribution margin is calculated by dividing the Company’s pre-tax adjusted income (referred to as “income from continuing operations before taxes on income” in the financial statements) by net revenues (referred to as “total net revenues”), in accordance with generally accepted accounting principles.

Additionally, the 2004 Stock Incentive Plan, which governs the performance-based restricted stock awards, permits the Compensation Committee to make equitable adjustments to the awards in recognition of unusual or nonrecurring events affecting the Company or its financial results. Absent any adjustments, pre-tax contribution margin is the same as pre-tax profit margin as computed above. For performance-based shares vesting in 2008, no such adjustments were made.

The Company plans to include further explanation about the calculation of these amounts in future Proxy Statement filings.

Comment 12: Please also explain what amount of the performance shares will vest upon attainment of the targets and why the points at which the performance shares will vest for revenue growth are increasing from 1% to 4% but the points at which performance shares will vest for pre-tax contribution margin are decreasing from 29.5% to 28.0%. Please provide this disclosure in future filings and tell us how you plan to comply.

Response: As disclosed in the Grants of Plan-Based Awards and Outstanding Awards tables, the performance-based restricted stock awards are eligible for vesting in increments of 25% on the first, second, third and fourth anniversary of the date of grant. Vesting is dependent on the Company achieving specific performance goals which are based on a combination of pre-tax contribution margin and revenue growth for the one-year performance periods beginning October 1st and ending September 30th, preceding each vesting date. In the event the Company fails to achieve the performance goals for a given year, the tranche eligible for vesting that year is forfeited. The performance goals are determined by reference to a matrix consisting of pre-tax contribution margin on one axis and revenue growth on the other axis, with the matrix reflecting a sliding scale between the two variables: a relatively higher value on one axis (for example, revenue growth of 4.0%) requires a relatively lower value on the other axis (in this case, pre-tax contribution margin of at least 28.0%) to support stock vesting (or vice versa, for example, in the case of relatively lower revenue growth of 1.0% and a relatively higher pre-tax contribution margin of at least 29.5%).

The Company plans to include further explanation regarding vesting of the grants, the operation of the matrix, and the relativity between the two performance variables in future Proxy Statement filings.

* * * *

Securities and Exchange Commission

May 20, 2009

Management of the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 667-3148 or Geoffrey O. Huggins, Senior Vice President – Corporate Controller, at (415) 636-3191 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Joseph R. Martinetto

Joseph R. Martinetto

Executive Vice President & Chief Financial Officer